UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-52178

ES Bancshares, Inc.
(Exact name of registrant as specified in its charter)

68 North Plank Road, Newburgh, New York 12550
(845) 561-0003
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: * Please see below explanatory note.

Rule 12g-4(a)(1) [ ] Rule 12g-4(a)(2) [ ] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 15d-6 [ ]

*
Explanatory Note: Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. Registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to instructions issued by the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date: 440

Pursuant to the requirements of the Securities Exchange Act of 1934, ES Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2012	By:	/s/ Anthony P. Costa
Anthony P. Costa
Chairman and Co-Chief Executive Officer